Exhibit 15.1
Board of Directors and Shareholder
Park-Ohio Industries, Inc.
We are aware of the inclusion in the Registration Statement (Form S-4) of Park-Ohio Industries, Inc. for the registration of $250 million of its 8.125% Senior Notes Due 2021 of our report dated May 10, 2011 relating to the unaudited condensed consolidated interim financial statements of Park-Ohio Industries, Inc. that are included in Form 10-Q for the quarter ended March 31, 2011.
Cleveland, Ohio
June 17, 2011
/s/ Ernst & Young LLP